Reply to the Attention of	Michael Shannon
Direct Line	604.893.7368
Fax	604.685.7084
Email Address	Michael.shannon@mcmillan.ca
Our File No.	62860V-232661
Date	Oct. 19, 2018

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Mr. Matthew Derby

Dear Sirs/Mesdames:

Re:	TechMedia Advertising, Inc.
Registration Statement on Form 10
Filed September 11, 2018
File No. 000-52945

            We write on behalf of TechMedia Advertising, Inc. (the “Company”) to acknowledge the Company’s receipt of the letter (the “Comment Letter”) of October 5, 2018, from the Division of Corporation Finance, Office of Information Technologies and Services of the United States Securities and Exchange Commission (the “Commission”), providing comments regarding the above-referenced Form 10 filing. In the Comment Letter, the Commission requested that the Company submit a response within ten business days of the Comment Letter or advise when the Company will provide the requested response.

            The Company is actively working on its response to the Comment Letter. The Company anticipates that it will be able to provide the response on or before Thursday, November 15, 2018.

            In the meantime, please feel free to contact the undersigned at (604) 893-7368 should you have any questions or concerns.

Yours very truly,

/s/ Michael Shannon

Michael Shannon

cc:        TechMedia Advertising, Inc.

McMillan LLP | Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 | t 604.689.9111 | f 604.685.7084
Lawyers | Patent & Trade-mark Agents | Avocats | Agents de brevets et de marques de commerce
Vancouver | Calgary | Toronto | Ottawa | Montréal | Hong Kong | mcmillan.ca